UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049818

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 03 2015 WASH, D.C. 194

SEC FILE NUMBER
8-68331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MLV & Co LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 41st Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Bowman 212-542-5881
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Dean Colucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MLV & Co LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nicholas T. Ganz
Notary Public, State of New York
No. 02GA6138157
Qualified in Westchester County
Commission Expires December 12, 2017

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MLV & CO LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
MLV & Co., LLC

We have audited the accompanying statement of financial condition of MLV & Co., LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MLV & Co., LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has a net loss from operations, which is a condition that raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter is also described in Note 1. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

EisnerAmper LLP

New York, New York
March 1, 2015

MLV & CO LLC
Statement of Financial Condition
FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

MLV & CO LLC
YEAR ENDED DECEMBER 31, 2014
STATEMENT OF FINANCIAL CONDITION

ASSETS		
Cash	$	2,141,503
Restricted cash		191,413
Due from clearing broker		236,146
Clearing deposit		100,259
Accounts receivable		1,746,058
Due from affiliates		131,370
Securities owned		295,738
Fixed assets -net of accumulated depreciation of $468,118		367,551
Other assets		459,788
Total Assets	$	5,669,826
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	3,847,303
Deferred rent liability		34,369
		3,881,672
Commitments		
MEMBER'S CAPITAL		
Member's capital		1,788,154
Total Liabilities and Member's Capital	$	5,669,826

The accompanying notes to the statement of financial condition is an integral part of the statement

MLV & CO LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2014

1. ORGANIZATION AND BASIS OF PRESENTATION:

MLV & Co LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of Delaware in 2009 and commenced operations in March 2010. As of January 1, 2013, the company become a single member limited liability company and is a wholly owned subsidiary of MLV & Co Financial LLC. ("Parent"). The Company is a boutique investment bank and institutional broker-dealer. The Company specializes in At-the-Market issuance ("ATM"). The company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provisions of sub-paragraphs (k)(2)(i) and (k)(2)(ii).

During 2014 the Company incurred a net loss and had a net out flow of cash from operating activities. The Company is currently in the process of raising capital, although there can be no assurance such offering can be successful. If the Company is unable to reduce net operating cash outflows or is not able to raise sufficient capital, it will have an adverse impact on liquidity and operations. Such uncertainty raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES:

Clearing Arrangements
The Company has a clearing agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and are maintained by Merrill Lynch. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization. At December 31, 2014, there was a balance due from Merrill Lynch of $236,146, which represents commissions earned but not yet transferred to the Company.

Use of Estimates
The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimated.

Income Taxes
The Company, as a single member limited liability company, is considered a disregarded entity for federal and state income tax purposes. Prior to 2013, the Company was taxed as a partnership, and while not subject to federal and state income taxes, the Company was subject to New York City unincorporated business tax.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has not recognized in this statement of financial condition, any interest or penalties related to income taxes, and has no material unrecognized tax benefits. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by tax authorities for years prior to 2011.

Fair Value Measurements

The Company carries its investments at fair value. US GAAP guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date and establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2014:

		Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$295,738	$295,738	$-0-	$-0-
	$295,738	$295,738	$-0-	$-0-

During 2014, the Company received an equity interest with a fair value of $1,250,000 in association with an investment banking transaction for services rendered, which was classified as a Level 3 asset. As of December 31, 2014, this interest was valued at $-0-.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Cash

The Company maintains cash in bank accounts, which at times, may exceed federally insured limits or where no insurance is provided. In the event of a financial institution's insolvency, the recovery of cash may be limited.

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. Receivables are written off when management determines they are uncollectible.

3. FIXED ASSETS:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; leasehold improvements are capitalized over the shorter of its useful life or lease term.

Fixed assets consist of the following at December 31, 2014:

Computer and furniture	$ 749,860
Leasehold improvements	85,809
	835,669
Less: Accumulated depreciation and amortization	(468,118)
	$ 367,551

4. COMMITMENTS:

Office Leases

The Company leases six premises for office space. The Company's main premise is under a lease which will expire March 31, 2015. The Parent is in the process negotiating a new lease. The five remaining satellite offices are under leases which will expire through June 30, 2018. The Company's minimum aggregate rental commitments, over the terms of the leases, are as follows:

Year	Amount
2015	$ 534,755
2016	153,803
2017	156,953
2018	91,697
	$ 937,208

The Company has established two standby letters of credit, the first one expires on January 31, 2015, in the amount of $21,600 and the second expires on March 31, 2015 in the amount of $169,813 to secure the lease for a satellite and main office which is collateralized cash held in bank accounts for an aggregate amount of $191,413.

5. FINANCIAL INSTRUMENT WITH OFF-BALANCE-SHEET RISK:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

6. NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $921,613, which was $665,125 in excess of its required net capital of $256,488. The Company's net capital percentage was 417%.

7. RELATED PARTY:

At December 31, 2014, due from parent and affiliate of $131,370 principally represents amount due from the Company's Parent for expenses paid on its behalf.

8. CLASS B PROFIT UNITS:

During 2014, the Parent's managing members authorized the issuance of 218,000 Class B Profit Units of which 107,201 were issued and outstanding as of December 31, 2014. These Units generally vest over a three year period.

A change in control, or Qualified Sale, as defined, is required for a participant to receive compensation with respect to a vested award.

9. SUBSEQUENT EVENTS:

In January and February 2015, the Company's Parent made capital contributions of $800,000 and $600,000 respectively.